SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MakeMyTrip Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

V5633W109

(CUSIP Number)

Cindy Xiaofan Wang, Chief Financial Officer

Ctrip.com International, Ltd.

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

+86 (21) 3406-4880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Center, Tower II 1539 Nanjing West Road, Shanghai 200040 People’s Republic of China +86 (21) 6193-8200

April 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V5633W109		13D	Page 1 of 1 Page

1	Names of Reporting Persons Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,773,694 Ordinary Shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,773,694 Ordinary Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,773,694 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%(2)
14	Type of Reporting Person (See Instructions) CO

(1)             Includes 916,666 Ordinary Shares beneficially owned by the Reporting Person and 9,857,028 Ordinary Shares issued upon conversion of the Convertible Notes.

(2)             Based on the sum of (i) 60,303,845 issued and outstanding Ordinary Shares (as defined below) and (ii) 42,638,206 Ordinary Shares issuable upon conversion of 42,638,206 issued and outstanding Class B Shares (as defined below) on a one-for-one basis, in each case of (i) and (ii) as of March 31, 2019, as disclosed in Section 3.02 of the Share Purchase Agreement (as defined below).

Introductory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D that was initially filed by Ctrip.com International, Ltd. (“Ctrip” or the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on January 25, 2016, then amended and supplemented by Amendment No. 1 on October 26, 2016 and Amendment No. 2 on May 10,2017 (as amended and supplemented, the “Schedule 13D”), relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), of MakeMyTrip Limited, a public company incorporated under the laws of the Mauritius with limited liability (the “Issuer”). Except as expressly set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the Schedule 13D filing is expressly incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2.         Identity and Background.

Schedule A of the Schedule 13D is hereby amended and filed herewith.

During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, (a) any partner, executive officer or director of the Reporting Person, (b) any person controlling the Reporting Person or (c) any partner, executive officer or director of any person ultimately in control of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Ctrip entered into a share purchase agreement (“Share Purchase Agreement”) dated as of April 26, 2019 with MIH Internet SEA Private Limited, a limited liability company organized under the laws of Singapore (“MIH”), and MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands, pursuant to which Ctrip agreed to exchange 4,108,831 fully paid ordinary shares, par value $0.01 per share, of Ctrip for 1,130,556 ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), and 42,638,206 Class B convertible ordinary shares, par value $0.0005 per share (the “Class B Shares”), of the Issuer currently held by MIH (the “Transaction”). The Transaction is expected to close as soon as practicable in the second half of 2019 and is subject to customary closing conditions, including the requisite regulatory approvals. Concurrent with the consummation of the Transaction, the Reporting Person will invest certain ordinary shares and class B shares representing 4.0% of the total outstanding voting rights of the Issuer in a third-party investment entity.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement (including the schedules), which is filed as Exhibit 2 hereto and incorporated herein by reference.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D and the information set forth in or incorporated by reference in Item 3 of this Amendment No. 3 are incorporated by reference in their entirety into this Item 4 and are hereby amended and supplemented by adding the following information:

Amended and Restated Investor Rights Agreement. In connection with the transactions, the Issuer and Ctrip have entered into an amended and restated investor rights agreement dated April 26, 2019 (“Amended and Restated Investor Rights Agreement”), pursuant to which the Issuer and Ctrip have agreed to modify the standstill provisions in the existing investor rights agreement, such that the percentage of the Issuer’s outstanding voting securities that Ctrip is restricted from beneficially owning will be increased from 26.6% to 74.9%, effective on closing of the transactions.

In addition, the Amended and Restated Investor Rights Agreement provides for the following:

•                  immediately following the closing of the transactions, Ctrip will be entitled to nominate five directors (one of whom will be a resident of Mauritius) to the Issuer ‘s board of directors, one of whom will have a casting vote, subject to applicable law and Nasdaq rules);

•                  subject to applicable law and Nasdaq rules, one Independent Director must be appointed from a pool of candidates approved by Ctrip, and a majority of Independent Directors must be appointed from a pool of candidates approved of by Deep Kalra, Rajesh Magow and a majority of the Ctrip nominee directors;

•                  Ctrip will not take any action to delist the Issuer from Nasdaq (except in connection with an acquisition of all the Issuer’s outstanding securities by any person);

•                  Ctrip will be restricted from selling the the Issuer’s shares that it owns immediately after closing of the transactions to certain competitors of the Issuer;

•                  so long as Ctrip owns at least 10% of the Issuer’s outstanding voting shares, Ctrip will not invest in any other travel or travel-related business in India; and

•                  in the event that the Issuer proposes to issue any voting securities within 12 months after the closing of the transactions, Ctrip will use commercially reasonable efforts to engage in good-faith discussion with the Issuer with a view to subscribing its pro rata share of such voting securities.

Ctrip has agreed not to amend the Share Purchase Agreement without the prior written consent of the Issuer, if, among other things, such amendment would in the reasonable determination of the Investor and a majority of the Independent Directors acting on behalf of the Issuer materially and adversely impact the rights of or protection to the minority shareholders of the Issuer.

The Amended and Restated Investor Rights Agreement may be amended or modified only with the prior written consent of Ctrip and a majority of the Independent Directors acting on behalf of the Issuer.

The foregoing description of the Amended and Restated Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full texts of the Amended and Restated Investor Rights Agreement, which is filed as Exhibit 1 and incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer.

(a), (b)  The second sentence of the first paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D is based on the sum of (i) 60,303,845 issued and outstanding Ordinary Shares and (ii) 42,638,206 Ordinary Shares issuable upon conversion of 42,638,206 issued and outstanding Class B Shares on a one-for-one basis, in each case of (i) and (ii) as of March 31, 2019, as disclosed in Section 3.02 of the Share Purchase Agreement.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description
1

Amended and Restated Investor Rights Agreement dated as of April 26, 2019 between MakeMyTrip Limited and Ctrip.com International, Ltd. (incorporated herein by reference to Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K furnished to the Commission on April 26, 2019 (File No. 001-34837))

2†	Share Purchase Agreement dated April 26, 2019 between Ctrip.com International, Ltd., MIH Internet SEA Private Limited and MIH B2C Holdings B.V.

†                                         Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  April 30, 2019

Ctrip.com International, Ltd.

By:	/s/ Cindy Xiaofan Wang
Name:	Cindy Xiaofan Wang
Title:	Chief Financial Officer and Executive Vice President

SCHEDULE A

Ctrip Directors and Executive Officers

Name	Position/Title	Business Address
James Jianzhang Liang	Co-founder and Executive Chairman of the Board	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Min Fan	Co-founder and Vice Chairman of the Board and President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Jane Jie Sun	Chief Executive Officer and Director	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Maohua Sun	Chief Operating Officer and Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Cindy Xiaofan Wang	Chief Financial Officer and Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China
Neil Nanpeng Shen	Co-founder and Independent Director	Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong
Qi Ji	Co-founder and Independent Director	No. 2266 Hongqiao Road, Shanghai 200335, People’s Republic of China
Gabriel Li	Vice Chairman of the Board and Independent Director	Suite 6211-12, 62/F, The Center, 99 Queen’s Road, Central, Hong Kong
JP Gan	Independent Director	4205-4206, 42/F, Gloucester Tower, The Landmark, Central, Hong Kong
Robin Yanhong Li	Director	No. 10 Shangdi 10th Street, Beijing 100085, People’s Republic of China
Herman Yu	Director	No. 10 Shangdi 10th Street, Beijing 100085, People’s Republic of China

EXHIBIT INDEX

Exhibit No.	Description
1

Amended and Restated Investor Rights Agreement dated as of April 26, 2019 between MakeMyTrip Limited and Ctrip.com International, Ltd. (incorporated herein by reference to Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K furnished to the Commission on April 26, 2019 (File No. 001-34837))

2†	Share Purchase Agreement dated April 26, 2019 between Ctrip.com International, Ltd., MIH Internet SEA Private Limited and MIH B2C Holdings B.V.

†              Filed herewith.